March 19, 2014

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Carriage Services, Inc. and, under the date of March 5, 2014, we reported on the consolidated financial statements of Carriage Services, Inc. as of and for the years ended December 31, 2013 and 2012, and the effectiveness of internal control over financial reporting as of December 31, 2013. On March 19, 2014, we were dismissed. We have read Carriage Services, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated March 19, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with Carriage Services, Inc’s stated process for changing principal accountants, or that the change was approved by the audit committee of the board of directors.

Very truly yours,